***Part III, Item 14(a):***

Subscribers can designate orders and trading interests, including LXCC orders, not to interact with certain orders or trading interests in LX by several means. Note that for LXCC orders, with respect to the methods set out below for limiting interactions with certain orders or trading interests in LX, only the Principal Blocking, Self Dealing and Private Counterparty Interaction methods are available. Subscribers can make these elections by contacting their Equities Sales Representative, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Barclays usually implements such requests within 24 hours of receipt. SELF DEALING. LX has in place functionality to prevent transactions in a security resulting from the unintentional interaction of orders or trading interests originating from the same Subscriber identifier that involve no change in the beneficial ownership of the security. ~~Subscribers with multiple identifiers must indicate whether the interaction of orders between these identifiers can occur.~~ For Subscribers with multiple identifiers, the Subscriber must notify Barclays if they would like to prevent the interaction of their orders or trading interests originating from different identifiers associated with the Subscriber and may specify the interactions by pairs of identifiers. Subscribers that are registered broker-dealers with a single identifier must confirm whether Barclays may cross orders under the same identifier and that a change in beneficial ownership will occur. SEGMENTATION BASED BLOCKING. Subscribers have the ability to limit their interactions with other Subscribers based on the Subscriber segmentation categories of either (but not a combination of both) Liquidity Profiling or Subscriber Type as described in Part III, Item 13(a). A. LIQUIDITY PROFILING. Subscribers that send Posted Orders, whether directly to LX or through Barclays' algorithms or Barclays' order router, can block interactions with other Subscribers based on Liquidity Profiling. A Subscriber may customize its Posted Order interactions in LX by designating those Liquidity Profiling categories with which it does not wish to interact (e.g., block counterparties categorized as High alpha). Subscribers cannot use Liquidity Profiling to block interactions when taking liquidity from LX. B. SUBSCRIBER TYPE BLOCKING. As an alternative to Liquidity Profiling, Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)) may block one or more Subscriber Types (as defined in Part III, Item 13(a)) from interacting with their order flow (e.g., block counterparties categorized as ELPs). Barclays does not offer the Subscriber Type Blocking functionality to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. Unlike blocking by Liquidity Profiling category, which is only available to a Subscriber when providing liquidity, Subscriber Type Blocking is available to a Subscriber when providing liquidity, taking liquidity, or both. Barclays Institutional Clients & Client Algo/Router Users can use Subscriber Type Blocking for orders sent directly to LX or routed through Barclays' algorithms or Barclays' order router. Subscriber Type Blocking is an alternative to Liquidity Profiling. LX does not support the simultaneous application of Subscriber Type Blocking on an order-by-order basis and blocking by Liquidity Profiling category. INDIVIDUAL BLOCKING REQUESTS. Barclays Institutional Clients & Client Algo/Router Users may also request that Barclays suppress the interaction of their orders in LX with specific Subscribers. While Barclays will not confirm to a Subscriber whether an entity that it wishes to block is an LX Subscriber, Barclays will use commercially reasonable efforts to suppress interaction with the entity if it is a Subscriber. Barclays does not offer this type of counterparty restriction functionality to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. PRIVATE COUNTERPARTY INTERACTION REQUESTS. Subscribers may request that their orders and trading interests (including firm orders, Conditional Orders, and related Firm-Up Orders) only interact with one or more specific Subscribers (a "Private Counterparty Interaction"), thereby suppressing interaction with the remaining Subscribers in LX. Aside from limiting eligible counterparties, all orders are maintained in the common LX order book and abide by the same ATS rules, including execution priority (further described in Part III, Items 11(c) and 15). In order to enable Private Counterparty Interaction, each Subscriber to the arrangement must submit a written request to their Equities Sales Representative, or the Barclays Service Desk at LXService@barclays.com, indicating their desire to only interact with the designated Subscribers. Barclays will not fulfill Private Counterparty Interaction requests unless requests are made by all designated parties to the arrangement. A Subscriber to such Private Counterparty Interactions may request, in writing to their Equities Sales Representative or the Barclays Service Desk, to discontinue the arrangement without the notification or consent of the other parties to the arrangement. EVALUATION BASED BLOCKING. Barclays offers Institutional Clients & Client Algo/Router Users the ability to contact Barclays to evaluate orders and/or transactions to determine if strategies of other Subscribers may be adversely affecting their interactions within LX. If Barclays determines that a certain Subscriber or group of Subscribers may be adversely affecting the Subscriber that inquired, Barclays will allow the Subscriber the ability to block further interactions with those Subscribers, without disclosing their identities. Note that a Subscriber can elect to block that Subscriber entirely or block a specific order type from interacting with that Subscriber. For example, Subscriber A could request that Subscriber A's IOC orders not interact with another Subscriber who Barclays has determined is adversely affecting Subscriber A's interactions, or could request that Barclays block all interactions between Subscriber A and the other Subscriber. MINIMUM TIME BLOCKING. As an alternative to the Subscriber Type Blocking and Liquidity Profiling described above, Barclays Institutional Clients & Client Algo/Router Users may elect to limit interactions with orders of Subscribers that access LX through a direct connection to those orders that have rested on the order book for a minimum duration or longer ("LX MinTime"). Any such restriction is limited to orders in LX entered utilizing a direct connection and would not restrict the client's interactions with any other order flow in LX that is entered by way of other means (e.g., Barclays' algorithms or order router). The LX MinTime length is set at one second. Barclays configures the MinTime length at its discretion and may periodically update it. Barclays Institutional Clients & Client Algo/Router Users can utilize this feature with firm order types, including Conditional Eligible Firm Orders. Such Subscribers cannot use LX MinTime for Conditional Orders (including the related Firm-Up Orders). Barclays Institutional Clients & Client Algo/Router Users cannot use LX MinTime in conjunction with blocking based on Subscriber Types or Liquidity Profiling categories (described above). Institutional Clients & Client Algo/Router User can, however, utilize LX MinTime in conjunction with a specific Subscriber block. If a client has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and the Subscriber enables LX MinTime, LX MinTime will apply, and blocking by Subscriber Type or Liquidity Profiling will no longer apply. Note that a contra-side order that is otherwise subject to, and has met, a Subscriber's LX MinTime requirement may have enabled a form of counterparty blocking that may suppress interactions with that Subscriber. LX MinTime has no effect on a Subscriber's interactions with Conditional Orders, including the related Firm-up Orders. For instance, for interactions with contra-side Conditional Orders, if a Barclays Institutional Clients & Client Algo/Router User has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and they enable LX MinTime, LX MinTime will not apply and only the default blocking will apply. See Conditional Order Negotiations and Conditional Eligible Firm Orders, in Part III, Item 9. If a Barclays Institutional Clients & Client Algo/Router User has blocked interactions with Barclays Principal Orders (as described below) or requested to block specific Subscribers (as described above), and has enabled LX MinTime for the order, all enabled blocking methods will apply. A Barclays Institutional Clients & Client Algo/Router User may use all three of these blocking formats. Barclays Institutional Clients that route directly to LX may elect to utilize LX MinTime on an order-by-order or default basis. A client that utilizes Barclays' order router and algorithms may utilize LX MinTime across all orders or on an individually configured basis depending on the client's execution objectives. Barclays does not offer this type of counterparty restriction to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. BARCLAYS PRINCIPAL ORDER BLOCKING. In addition to the counterparty restriction functionalities described above, Subscribers have the ability to restrict interaction with all Barclays orders with an order capacity marked as principal. Please note, however, that if a Subscriber elects this restriction, it will also be restricted from interacting with all Barclays' Affiliates' order flow in LX (whether such Affiliate is trading as principal or agent for its clients). POTENTIAL EFFECT OF COUNTERPARTY SELECTION FUNCTIONALITIES. The counterparty selection functionalities described above may result in reduced execution rates, either because a Subscriber may have chosen to suppress certain categories of flow or because a Subscriber is within a category of flow that has been suppressed by other Subscribers. The purpose of the counterparty restriction functionality is to allow Subscribers more control over the execution of their orders. Each Subscriber has its own execution objectives. Such objectives might include (but are not limited to), maximizing fill rates, limiting adverse selection, and interacting only with specific Subscriber Types. For example, a Subscriber may disable interaction with Barclays' principal order flow, Subscribers that are categorized as High alpha under Liquidity Profiling, or with specific Subscriber Types. Each Subscriber determines whether it will use any counterparty restriction functionality available to them. Barclays reserves the right to deny Subscribers' access to any counterparty selection functionality described above.